KALU SEASONING BLENDS
PROFIT & LOSS STATEMENT
JANUARY - MARCH 2022

	2022
Sales	$ 26,010
Total Revenue	*$ 26,010*
Expenses	
Inventory purchases	$ 5,762
Advertising	$ 311
Insurance	$ 300
Salaries	$ 3,000
Utilities	$ 1,100
Car & Truck exp	$ 1,750
Depreciation	$ 1,884
Office exp	
Spoilage & wasteage	$ 650
Taxes & Licenses	
Rent	$ 3,450
Total Expenses	*$ 18,207*
Net Profit	**$ 7,803**

KALU SEASONING BLENDS
BALANCE SHEET
AS AT MARCH 31, 2022

Year	**2022 (Q1)**	
Cash	$	115,608
Fixed Assets	$	38,970
Dep (Accum)	$	(17,057)
Total Assets	**$**	**137,521**
Liabilities		
Accounts Payable		
Accrued wages		
Total Liability	**$**	**-**
Owners Investment	$	77,000
Distributions		
Total Owners Investment	**$**	**77,000**
Retained Earnings	$	52,718
Net Income (loss)	$	7,803
Total Equity	***$***	***60,521***
Total Owners Equity & Liabilities	**$**	**137,521**

$ -

	KALU SEASONING BLENDS		
	STATEMENT OF CASH FLOWS		
	JANUARY - MARCH 2022		
	Year		2022 (Q1)
CASH FROM OPERATING ACTIVITIES			
	Net Operating Earnings	$	7,803
	Plus Depreciation	$	1,884
	NET CASH PROVIDED BY OPERATING ACTIVITIES	*$*	*9,686*
CASH FROM INVESTING ACTIVITIES			
	Investment in property & equipment		
	NET CASH FROM INVESTING ACTIVITIES	*$*	*-*
CASH FROM FINANCING ACTIVITIES			
	Issuanace (repayment of Equity)		
	NET CASH FROM FINANCING ACTIVITIES	*$*	*-*
	Net Increase in cash	*$*	*9,686*
	Openning Cash Balance	*$*	*105,922*
Closing Cash Balance		$	115,608